Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.1	Overview	2
1.1.1	Idaho-Maryland Project, California	3
1.1.2	Buckskin Rawhide Property, Nevada	5
1.1.3	Stewart Properties, British Columbia	6
1.1.4	Rozan Property, British Columbia	6
1.1.5	Market Trends	7
1.1.7	Golden Bear Ceramics Company	8
1.2	Selected Annual Information	8
1.3	Results of Operations	9
1.4	Summary of Quarterly Results (Unaudited)	13
1.5	Liquidity	13
1.6	Capital Resources	15
1.7	Off-Balance Sheet Arrangements	19
1.8	Related party transactions and balances	19
1.9	Proposed Transactions	20
1.10	Critical Accounting Estimates	20
1.11	Critical accounting policies and changes in accounting policies	21
1.12	Financial Instruments and Other Instruments	22
1.13	Management of capital	24
1.13.1	Other MD & A Requirements	25
1.13.2	Additional Disclosure for Venture Issuers without Significant Revenue	25
1.14.3	Disclosure of Outstanding Share Data	25
1.15	Other Information	27

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of May 28, 2010, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly Report are extracted from or derived from information in the Company’s interim consolidated financial statements for the three months ended March 31, 2010 and 2009 or the annual consolidated financial statements noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of recycling technology and associated products, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of ongoing research and development of the recycling and associated products may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1   Overview

Emgold is a mineral exploration and mine development company.  The main focus of the company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California The Company also has a portfolio of early-stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and until January 2010, the Rozan property in British Columbia.  In addition, the Company has developed a green technology that can be used to process a variety of mineral wastes, including mine tailings, into 100% recycled stone and ceramic building products.  The Company plans to spin this technology off to a third party to allow its commercialization to be independently financed.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The following is a brief summary of the Company’s activities during the three months ended March 31, 2010 (“fiscal 2010”).

•

Emgold’s loss in fiscal 2010 was $466,195 or $0.03 per share compared to a loss of $650,973 or $0.04 per share in the three months ended March 31, 2009 (“fiscal 2009”).

•

During fiscal 2010, cash used in operations was $176,836 compared to $495,158 in fiscal 2009.

•

Exploration expenditures and acquisition, net of recoveries, of mineral property interests totalled $180,239 in fiscal 2010, of which acquisition costs, net of recoveries, of $1,614 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2010, with the 2009 expenditures in parentheses:  Idaho-Maryland - $176,827 ($387,384); Rozan – $1,332 ($39); and Stewart – $466 - ($455).

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project during 2011, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

1.1.1    Idaho-Maryland Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, was in production from 1862 through 1956, and is the second largest historical gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

The Company has a mining lease and option to purchase agreement for the I-M Project until January 31, 2011.  Subject to a previous lease extension agreement, Emgold must make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments are to increase to $60,000 per quarter. The Company has the ability to exercise the purchase option at any time while the option agreement remains in good standing.  The Company is currently in the process of attempting to renegotiate this mining lease and option to purchase agreement to both extend the lease and reduce the quarterly lease payments.  Currently the Company has made the February 2009 lease payment and is currently accruing lease payments as part of its payables until the lease negotiations are completed and the Company completes ongoing financing activities.  At March 31, 2010, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Mine.  The Company is currently in negotiations with the optionors to extend the option terms.  In the event that the Company is not successful in such renegotiations, the Company may not be able to develop or otherwise dispose of its historical investment in the Idaho-Maryland Property.

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities, but permitting progress has been slow due to the lack of working capital.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operations in California.  Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Solidad Mountain Project in California.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the project description, a Revised Draft EIR may be required, followed by completion of the Final EIR.  Work by the City and its consultants has been placed on hold pending submission of the revised Project Description and financing activities by Emgold.

Emgold is now treating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), as an independent operating entity.  This is intended to allow Golden Bear to obtain independent financing to construct a production plant to manufacture stone and ceramic products from mineral based waste.  If financing is secured, Emgold is planning to use commercially available technology to test mineral waste in connection with the operation of the I-M Project and is reviewing the use of the technology for the I-M Project, either through Golden Bear or otherwise.

1.1.2    Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Denton-Rawhide Mine, a gold/silver mine owned and operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation.  It is also adjacent to the Regent exploration property owned by Gryphon Gold Corporation.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Emgold Mining Corporation (Emgold) has a lease and option to purchase agreement to acquire 100% of the Buckskin Rawhide Property from Nevada Sunrise LLC, a private company located at Auburn, California.  The property comprises 920 acres of unpatented mineral lode claims and is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.

The Buckskin Rawhide Property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	US$10,000 (1)
2010	US$10,000 (1)
2011	US$10,000 (1)
2012	US$20,000 (1)
2013	US$40,000 (1)
2014	US$60,000 (2)
2015	US$60,000 (2)
2016	US$60,000 (2)
2017	US$60,000 (2)
2018	US$60,000 (2)
2019	US$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of US$250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

1.1.3    Stewart Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a gold prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.  The company is currently looking to lease, joint venture, or sell the property to create shareholder value.

1.1.4     Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.  Trenching and drilling work has completed.  The Company is considering various options with respect to the advancement of exploration activities for the Rozan and Stewart properties.

During the three months ended March 31, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000 (received)	50,000 (received)
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

1.1.5    Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, and has averaged approximately $1,208 per ounce to May 28 in 2010.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2010, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and caused significant changes in the work programs. The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

.

1.1.7    Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off the shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.

Golden Bear entered into this agreement with Ceramext LLC in 2003 to develop and commercialize a hot vacuum extrusion apparatus developed by Ceramext LLC.  This agreement was terminated by Ceramext LLC on May 7th, 2009.  The amount accrued includes payments that are under dispute between Emgold and Ceramext LLC that will have to be resolved prior to final settlement, if any, being made.

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 32,195	$ 591,302	$ 5,281,621
Mineral property interests	1,067,707	984,933	942,448
Other assets	36,467	66,370	282,626
Total assets	1,136,369	1,642,605	6,506,695

Current liabilities	1,912,403	607,269	718,136
Preference shares	727,674	621,232	750,624
Capital lease obligation	13,306	19,280	25,661
Shareholders’ equity (deficiency)	(1,517,014)	394,824	5,012,274
Total shareholders’ equity and liabilities	$ 1,136,369	$ 1,642,605	$ 6,506,695
Working capital (deficiency)	$ (1,880,208)	$ (15,967)	$ 4,563,485

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2009	2008	2007
Expenses
Amortization	$ 29,813	$ 43,946	$ 76,423
Accretion of debt portion of preference shares	6,250	12,933	12,822
Bad debt expense (recovery)	(77,045)	321,839	--
Golden Bear costs	93,340	447,809	629,148
Exploration costs	1,175,520	2,586,625	3,188,134
Foreign exchange loss	185,807	193,301	63,988
Finance expense	57,995	54,661	54,692
Legal, accounting and audit	197,977	153,440	107,383
Management and consulting fees	111,109	189,249	107,996
Office and administration	237,233	337,821	372,647
Other consulting fees	--	--	18,844
Salaries and benefits	172,009	336,918	798,509
Shareholder communications	120,078	194,033	209,700
Stock-based compensation	963	175,732	399,830
Travel	1,315	32,654	104,057
Loss for the year before other items	2,312,364	5,080,961	6,144,173
Interest income	(1,537)	(63,537)	(86,310)
Write-down of mineral property interests	75,169	--	--
	73,632	(63,537)	(86,310)
Loss for the year before income taxes	2,385,996	5,017,424	6,057,863
Future income tax recovery	--	--	(221,734)
Loss and comprehensive loss for the year	2,385,996	5,017,424	5,836,129
Loss per share – basic and diluted	$ 0.14	$ 0.32	$ 0.57
Weighted average number of common shares outstanding	16,495,240	15,730,472	10,207,747

1.3

 Results of Operations

Fiscal 2010 compared to fiscal 2009

Emgold’s loss in fiscal 2010 was $466,195, or a loss per share of $0.03, compared to a loss of $650,973, or a loss per share of $0.04 in fiscal 2009.  This includes $178,625 in exploration costs incurred in fiscal 2010, compared to $387,878 incurred in fiscal 2009.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

	Three months ended March 31,
	2010	2009

Expenses
Amortization	$ 5,069	$ 9,698
Accretion of debt portion of preference shares	1,906	2,753
Recovery on sale of equipment	(36,000)	--
Bad debt expense (recovery)	(48,307)	--
Golden Bear research costs	--	49,064
Exploration expenses	178,625	387,878
Foreign exchange (gain) / loss	54,640	(25,799)
Finance expense	11,802	11,638
Legal, accounting and audit	20,766	25,522
Management and consulting fees	30,919	25,630
Office and administration	81,705	81,180
Salaries and benefits	46,313	44,932
Shareholder communications	15,796	36,915
Stock-based compensation	102,961	810
Travel	--	1,315
Interest income	--	(563)
Loss and the period	(466,195)	(650,973)

Loss per share – basic and diluted	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	16,900,218	15,896,842

During fiscal 2010 the Company earned no interest income on excess cash balances compared to $563 in fiscal 2009.  In fiscal 2010, the Company has had no excess cash to invest in short-term investments resulting in the decrease.  In fiscal 2010, the Company sold equipment with a book value of $nil for $36,000.

Amortization expenses relating to general and administrative activities decreased from $9,698 in fiscal 2009 to $5,069 in fiscal 2010.

Accretion expenses decreased from $2,753 in fiscal 2009 to $1,906 in fiscal 2010.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  In the three months ended March 31, 2010, Quorum has provided services in fiscal 2010 in excess of the amount receivable from Quorum in the amount of $48,307.  The recoverability of the balance of $196,487 will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company has stopped all further development of the Ceramext® Process.  In May 2009, the Agreement was terminated, and the advance technology royalties were not paid.  In total, costs incurred in fiscal 2009 of $49,064, compare to $Nil in fiscal 2010.

Foreign exchange changed from a gain of $25,799 in fiscal 2009 to a loss of $54,640 in fiscal 2010.  Fluctuations in currency are affecting operations to a greater degree in fiscal 2010 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense remained consistent increasing slightly from $11,638 in fiscal 2009 to $11,802 in fiscal 2010.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  Interest is also being paid on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.

Legal, accounting and audit fees decreased from $25,522 in fiscal 2009 to $20,766 in fiscal 2010, due to decreased legal fees in fiscal 2010.  Legal fees incurred in the period related to financing costs, and will be recorded as share issue costs on closing of the private placements.

Management and consulting fees increased from $25,630 in fiscal 2009 to $30,919 in fiscal 2010.  Included in consulting fees are $30,919 in fees paid or are accrued and payable to two private companies, each controlled by an officer and director of the Company.

Office and administration expenses remained at the same level, $81,705 in fiscal 2010 compared to $81,180 in fiscal 2009.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits remained at the same level $44,932 in fiscal 2009 compared to $46,313 in fiscal 2010, a nominal increase.

Shareholder communications costs decreased from $36,915 in fiscal 2009 to $15,796 in fiscal 2010.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  The fiscal 2009 expense includes Cdn$15,000 in consulting fees for services provided by King James Capital Corporation for investor relations services.  No fees were incurred in fiscal 2010.

Stock-based compensation of $810 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period.  In fiscal 2010, stock-based compensation of $102,961 was recorded.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 2.2%, an expected life of 3.8 years, and an estimated volatility of 112.3%.  The fair value per option grant was Cdn$0.18 for the stock options granted at a price of Cdn$0.25, which have an expiry date of March 17, 2015.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Travel expense decreased from $1,315 in fiscal 2009 to $Nil in fiscal 2010.  The Company has reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses. Exploration costs incurred by property are as follows:

Three months ended March 31,	Cumulative Total to March 31,
2010	2009	2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 100,140
Community relations	--	--	80,561
Drilling	--	--	1,039,920
Geological and geochemical	84,433	139,412	4,156,373
Land lease and taxes	68,071	44,621	1,396,528
Consulting	--	--	209,713
Mine planning	24,323	137,793	4,375,515
Site activities	--	65,558	1,672,390
Stock-based compensation	--	--	481,684
Transportation	--	--	128,250
Incurred during the period	176,827	387,384	13,641,074
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,803
Geological and geochemical	1,076	31	123,388
Drilling	--	--	64,050
Site activities	256	8	22,044
Stock-based compensation	--	--	16,055
Trenching	--	--	4,666
Transportation	--	--	12,354
Assistance and recoveries	--	--	(4,793)
Incurred during the period	1,332	39	249,567
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	96,157
Drilling	--	--	530,056
Geological and geochemical	431	21	221,148
Site activities	35	434	21,510
Stock-based compensation	--	--	16,055
Trenching	--	--	19,318
Transportation	--	--	45,838
Assistance and recoveries	--	--	(25,072)
Incurred during the period	466	455	925,010
Total Exploration Costs	$ 178,625	$ 387,878	$ 14,815,651

Direct exploration expenditures on the I-M Project decreased from $387,384 in fiscal 2009 to $176,827 in fiscal 2010.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Planned expenses in fiscal 2010 for the I-M Project include the activities associated with responding to public comments to the Draft EIR, progressing through the final application process for a CMUP, on-going financing, an update to existing resource models and public outreach activities.

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Golden Bear Costs	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2010
First Quarter	--	176,827	1,331	466	--	323,570	466,195	0.03
2009
First Quarter	49,064	387,384	39	455	--	214,594	650,973	0.04
Second Quarter	(38,876)	245,553	--	--	--	291,240	493,202	0.03
Third Quarter	(996)	283,616	24	--	--	311,116	565,351	0.03
Fourth Quarter	84,148	271,075	(4,614)	(8,066)	54	303,599	676,470	0.04
2008
Second Quarter	94,733	624,022	67	433	159	508,231	1,215,081	0.08
Third Quarter	124,152	624,403	--	--	--	661,561	1,393,538	0.09
Fourth Quarter	114,281	730,047	61	--	(19)	403,364	1,249,563	0.08

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, or the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the Idaho-Maryland Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At March 31, 2010, the Company had a working capital deficiency of $2,085,659, defined as current assets less current liabilities, compared with working capital deficiency of $1,880,208 at December 31, 2009.  The Company’s interim consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for the three months ended March 31, 2010, were funded primarily from advances from related parties and subscription receipts from a non-brokered private placement raising gross proceeds of $750,000 which closed subsequent to March 31, 2010.  A total of 3,000,000 units were issued to date at a price of $0.25 per unit in April 2010.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology not proprietary to Ceramext that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.

Investing Activities

As at March 31, 2010, Emgold has capitalized $1,069,321 (December 31, 2009 - $1,067,707) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  See Section 1.1.4 for a description of the option on the Rozan Property.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property” in the year ended December 31, 2009.  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation to be provided by the seller of the property.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.

During the three months ended March 31, 2010, the Company entered into an Agreement with Valterra on the option and sale of the Rozan property in British Columbia.  Pursuant to the Agreement, the Company received 50,000 common shares and 50,000 warrants of Valterra as the initial payment on the option agreement.

1.6

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Share Capital

At March 31, 2010, the Company had 16,913,742 common shares issued and outstanding and 394,843 Class A preference shares which are convertible to 394,843 common shares.

Options and Warrants

During the three months ended March 31, 2010, the Company granted a total of 559,998 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of Cdn$0.25 per share, in accordance with the Company's 10% rolling stock option.

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, March 31, 2010 and December 31, 2009	394,843	$ 90,902
Debt portion of Class A Preference Shares	March 31, 2010	December 31, 2009
Balance, beginning of period	$ 727,674	$ 621,232
Accretion	1,906	6,250
Foreign exchange loss on debt	23,310	100,192
	25,216	106,442
Balance, end of period	$ 752,890	$ 727,674

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At March 31, 2010, $399,600 (December 31, 2009 - $373,068) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Financing Activities

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  As Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008, the capital costs related to the equipment were written off in fiscal 2008.

Going Concern

At March 31, 2010, and subsequent to that date, the Company has had a working capital deficiency, although a financing has raised $750,000 to the date of this quarterly report for use as working capital.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  Funds have been received from directors, management and other investors under promissory notes at an interest rate of 12% per annum.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The consolidated financial statements for the three months ended March 31, 2010 and 2009 have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at March 31, 2010.  The Company incurred a loss of $466,195 for the three months ended March 31, 2010, ($650,973 – March 31, 2009) and had a working capital deficiency of $2,085,659 (December 31, 2009 working capital deficiency - $1,880,208) and an accumulated deficit of $46,624,798 at March 31, 2010 ($46,158,603 – December 31, 2009).  Operations for the three months ended March 31, 2010, have been funded primarily from working capital from private placements.

Subsequent to March 31, 2010, the Company completed a debt settlement with two creditors by issuing 608,135 common shares at a deemed value of $0.25 to settle outstanding debt of $152,034.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2010 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

At March 31, 2010, it is estimated that it may require approximately $200,000 - $300,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada’s GSP for mining in 2007 was only $2.7 billion.  The Company has had received all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  There is a perception that California is not a hospitable or significant mining jurisdiction and this has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, causing delays in anticipated timing of the permit schedule.

1.7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8

Related party transactions and balances

	March 31, 2010	December 31, 2009
Balances payable to:
Directors and officers	$ 863,827	$ 757,022

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the three months ended March 31, 2010, $10,165 (2009 - $36,973) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated three months services values were provided in full.  In the three months ended March 31, 2010, Quorum has provided services in excess of the amount receivable of $196,487 from Quorum in the amount of $48,307.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

(b)

Consulting fees of $15,459 (2009 –$12,815) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Consulting fees of $15,459 (2009 –$12,815) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $59,533 advanced by three directors.  Interest of $15,016 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.9

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.10

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the interim consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2010, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.11

Critical accounting policies and changes in accounting policies

(a)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

 (ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company’s IFRS conversion plan will include consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements.  Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan will include a high level impact assessment of IFRS effective in 2010, as relevant to the Company.  This initial assessment will identify those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company.  The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment.  The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company’s consolidated financial statements.  This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures.  The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as budgeting.  The Company has commenced a high level review but has not yet outlined a detailed review of IFRS relevant to the Company and identification of key differences.  The Company expects to complete this before the end of the third quarter of fiscal 2010.

Once the areas that will require detailed review are identified, the Company will make the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.  The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, including comparative figures for the year ended December 31, 2010.  The Company has commenced its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

1.12

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $2,085,659 working capital deficiency at March 31, 2010.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at March 31, 2010, due to their short-term nature.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The fair values of the Company’s financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized no interest income during the three months ended March 31, 2010.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	March 31, 2010	December 31, 2009
Accounts and other receivables -
Currently due	$ 12,403	$ 6,852
Past due by 90 days or less, not impaired	--	--
Past due by greater than 90 days, not impaired	--	--
	12,403	6,852
Cash	11,431	3,955
	$ 23,834	$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended March 31, 2010, there was a provision recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  Subsequent to March 31, 2010, the Company has completed two tranches of a private placement for gross proceeds of $750,000.  The Company is also negotiating a debt settlement with two suppliers to remove approximately $152,034 in current liabilities from the balance sheet.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

	March 31, 2010	December 31, 2009
Within 90 days or less	$ 1,270,254	$ 1,150,899
In later than 90 days, not later than one year	4,482	4,482
Due to related parties with contractual maturities
Within 90 days or less	863,827	757,022
In later than 90 days, not later than one year	--	--

Interest rate risk

The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canadian, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and, but presented in United States dollar equivalents.

	March 31, 2010	December 31, 2009
Canadian dollars
Cash	803	1,089
Accounts payable and accrued liabilities	(746,117)	(580,691)
Face value of convertible preference shares	(764,785)	(764,785)

Based on the above net exposures at March 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $151,010 in the Company’s loss from operations.

1.13

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property and using commercially available equipment to process waste rock and mine tailings to a ceramics tile.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.13.1

Other MD & A Requirements

See the unaudited consolidated financial statements for the three months ended March 31, 2010 and 2009.

1.13.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Quarterly Report.

(b)

expensed research costs

See Item 1.3 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of May 28, 2010, the date of this MD&A, subject to minor accounting adjustments:

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

Outstanding share information at May 28, 2010

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

20,521,877 common shares are issued and outstanding.

394,843 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable April 30, 2010	Expiry Date
$1.00	26,500	October 12, 2011
$10.00	151,500	November 19, 2013
$9.00	85,500	July 12, 2014
$3.60	10,000	June 28, 2010
$2.90	39,000	November 24, 2011
$1.50	635,000	December 27, 2012
$2.00	97,500	May 18, 2013
$0.25	559,998	March 17, 2015

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.60	April 9, 2011
350,000	$1.00/$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012,
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012

Emgold Mining Corporation

Quarterly Report

Three Months Ended

March 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.15

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during the three months ended March 31, 2010, that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of March 31, 2010.  Based on that assessment, management concluded that, as at March 31, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Emgold’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.